1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

May 1, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management

Disclosure Review and Accounting Office
100 Pearl Street, Suite 20-100
New York, NY 10004
Attn: Ms. Mindy Rotter

Re:	Sound Point Meridian Capital, Inc. (File Nos. 333-272541 and 811-23881)

Dear Ms. Rotter:

This letter responds to oral comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2024, in connection with your review of the amended registration statement on Form N-2 (the “Registration Statement”) for Sound Point Meridian Capital, Inc. (formerly, Sound Point Meridian Capital, LLC) (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on April 15, 2024. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

The Fund will file Pre-Effective Amendment No. 3 to its Registration Statement (the “Amended Registration Statement”), which will reflect the disclosure changes discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the comments of the Staff along with our responses to or any supplemental explanations of such comments, as requested.

1. Comment: The Staff notes that reference was not made to financial highlights in Pre-Effective Amendment No. 2 to the Registration Statement. Please confirm in correspondence that a statement regarding the financial highlights (i.e., that the Fund is newly organized, the Fund does not have any financial history as of the date of this prospectus, and that the Fund’s financial highlights will be available in the Fund’s annual, semiannual reports, etc.) will be included in the Amended Registration Statement.

Response: The Fund will revise the disclosure accordingly in the Amended Registration Statement.

2. Comment: The Staff notes that portions of the Registration Statement remain incomplete and reminds the Fund that a full financial review must be completed before the Amended Registration Statement can be declared effective. The Staff may have additional comments following a review of the Amended Registration Statement.

Response: The Fund respectfully acknowledges the Staff’s comment and confirms that the Amended Registration Statement will contain all information required for the Staff to complete a full financial review.

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May 1, 2024 Page 2

Should you have any questions or comments, please contact me at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle